FOR IMMEDIATE RELEASE November 21, 2019

Micromem Announces Romgaz Update

Toronto, Ontario and New York, New York, November 21, 2019 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to provide an update following our announcement on October 2, 2019 that a Letter of Intent ("LOI") was signed with Romgaz, wherein Romgaz will acquire and install approximately 3,400 ARTRA units over the next 24 months at a facility in Romania.  The Company has been advised that Romgaz is proceeding with the project and further due diligence. In addition, a manufacturer in Romania has been identified.  Micromem will provide further updates as they become available.

Romgaz (https://www.romgaz.ro/), "is the largest natural gas producer and the main supplier in Romania. It is a joint stock company whose majority shareholder is the Romanian State owning a 70% stake.  The company is listed on Bucharest Stock Exchange(link is external) and GDRs are transacted on London Stock Exchange(link is external). The company has a vast experience in the field of gas exploration and production and a history that began in 1909 with the discovery of the first commercial gas reservoir in the Transylvanian Basin by drilling well Sarmasel."

ARTRA is built on Entanglement Technologies' AROMA chemical analysis engine with a proprietary, robust sample delivery system that allows for long-term, in-field operation.  The AROMA engine provides superior laboratory grade analytical performance in a robust package designed to operate at remote locations and from mobile platforms.  Micromem anticipates additional announcements with further clients for the ARTRA product.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 350,381,292

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com